Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MOCON, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of MOCON, Inc. and subsidiaries (MOCON) of our reports dated March 12, 2015, with respect to the consolidated balance sheets of MOCON as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, cash flows and financial statement schedule II for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of MOCON.

       /s/ KPMG LLP

Minneapolis, Minnesota

August 7, 2015